UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TransEnterix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89366M300

(CUSIP Number)

February 4, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89366M300

1	Names of Reporting Persons The Big Flower Trust
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Georgia, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,565,219
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,565,219

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,219
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.5%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 89366M300

1	Names of Reporting Persons Gregory R. Ammon
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Georgia, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 64,212
	6	Shared Voting Power 1,565,219
	7	Sole Dispositive Power 64,212
	8	Shared Dispositive Power 1,565,219

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,629,431
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.9%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: TransEnterix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

635 Davis Drive, Suite 300

Morrisville, NC 27560

Item 2.

(a)	Name of Person Filing:

(i)	The Big Flower Trust

(ii)	Gregory R. Ammon

(b)	Address of Principal Business Office or, if None, Residence:

For each filer:

1266 West Paces Ferry Rd. NW, #169

Atlanta, GA 30327

(c)	Citizenship:

(i)	Georgia, USA

(ii)	Georgia, USA

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.: 89366M300

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

For The Big Flower Trust:

(a)	Amount Beneficially Owned: 1,565,219

(b)	Percent of Class: 7.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,565,219

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,565,219

For Gregory R. Ammon:

(a)	Amount Beneficially Owned: 1,629,431

(b)	Percent of Class: 7.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 62,212

(ii)	Shared power to vote or to direct the vote: 1,565,219

(iii)	Sole power to dispose or to direct the disposition of: 62,212

(iv)	Shared power to dispose or to direct the disposition of: 1,565,219

The Big Flower Trust (the “Trust”) is a revocable trust that holds 1,465,119 shares of Common Stock of TransEnterix, Inc. (the “Corporation”) and presently exercisable options with respect to 100,100 shares. Gregory R. Ammon is the trustee of the Trust. Gregory R. Ammon, individually, holds 64,212 shares of Common Stock of the Corporation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Big Flower Trust holds the shares for the benefit of the beneficiaries of the trust, none of whom individually would be the beneficial owner of more than 5% of the common stock of the issuer, other than Mr. Ammon.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.	Identification and classification of members of the group.

The Big Flower Trust

Gregory R. Ammon

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2020

The Big Flower Trust

/s/ W. Collins Brown, pursuant to a Power of Attorney
Name: Gregory R. Ammon
Title: Trustee*

Gregory R. Ammon

/s/ Gregory R. Ammon

*	See power of attorney attached hereto as Exhibit A and incorporated herein by reference, which power of attorney was filed with the SEC on February 18, 2020, in connection with obtaining filing codes.

EXHIBIT A

POWER OF ATTORNEY

Attached.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Gregory R. Ammon, in his capacity as Trustee of The Big Flower Trust, 1266 West Paces Ferry Rd NW #169, Atlanta, Georgia 30327 (the “Filer”), does constitute and appoint each of W. Collins Brown and M. Timothy Elder of Smith, Gambrell & Russell, LLP, as a true and lawful attorney-in-fact, with full power of substitution and resubstitution, for the Filer in any and all capacities, to sign, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), any Forms ID, 144, 3, 4, 5, and any Schedules 13D or 13G in accordance with Sections 13 or 16 of the Securities Exchange Act of 1934 or Rule 144 of the Securities Act of 1933, respecting the acquisition of EDGAR Filing Codes for the Filer and the reporting of changes in the beneficial ownership of securities owned by the Filer or the sale of such securities, and to file the same with the Securities and Exchange Commission, together with all exhibits thereto and other documents in connection therewith, and to sign on behalf of the Filer, in any and all capacities, any amendments to said reports, incorporating such changes as said attorney-in-fact deems appropriate, hereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

The authority of each attorney-in-fact shall be effective as long as the Filer is required to file forms or other reports pursuant to the rules and regulations set forth above.

This Power of Attorney revokes all previously filed Powers of Attorney regarding the Filer’s filings under the Securities Act and Securities Exchange Act.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 12th day of February 2020.

/s/ Gregory R. Ammon
Gregory R. Ammon, as Trustee
of The Big Flower Trust